August 27, 2014

VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Turquoise Hill Resources Ltd.
Form 40-F for the Year Ended December 31, 2013
Filed March 26, 2014
File No. 001-32403

Dear Ms. Jenkins:

Turquoise Hill Resources Ltd. (the “Company”) hereby acknowledges receipt of the comment letter dated August 5, 2014 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”) and hereby submits this letter in response to the Comment Letter. For ease of reference, the Staff’s comments are reprinted below and followed by the Company’s responses.

Form 40-F for the Year Ended December 31, 2013

Exhibit 99.2 – Audited Consolidated Financial Statements

Turquoise Hill Resources Ltd. Suite #354-200 Granville Street Vancouver, BC V6C 1S4 Canada T 604 688 5755 www.turquoisehill.com

Note 2. Summary of Significant Accounting Policies, page 10

(j) Exploration and evaluation, page 16

1.

Comment: We note your accounting policy states that “exploration and evaluation costs are charged to operations in the period incurred until such time as it has been determined that a mineral property has economically recoverable reserves, in which case subsequent exploration and evaluation costs and the costs incurred to develop a mineral property are capitalized.” We understand that exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and believe that they should be expensed as incurred. Please tell us whether you are capitalizing costs that are exploratory in nature and if so, quantify for us the amounts that you have capitalized under your policy for each period presented. To the extent that you do not capitalize costs that are exploratory in nature, please revise your disclosure in future filings to clarify.

Response:

We do not capitalize any costs that are exploratory in nature and will modify our accounting policy disclosure in future filings as indicated below.

Exploration and evaluation costs are charged to operations in the period incurred until such time as it has been determined that a mineral property has ~~economically recoverable~~ proven and probable reserves, in which case subsequent ~~exploration and~~ evaluation costs ~~and the costs~~ incurred to develop a mineral property are capitalized. Exploration and evaluation costs include value-added taxes incurred in foreign jurisdictions when recoverability of those taxes is uncertain.

Note 8. Property, Plant and Equipment, page 27

2.

Comment: Your disclosure indicates that you ceased capitalization of costs associated with establishing commissioning the infrastructure of the Oyu Tolgoi mine as of May 1, 2013, the date the infrastructure was in the condition and location necessary for its intended use. Please tell us how this date corresponds with your disclosure at note 2(l) regarding the commencement of production phase. Please specify the date the production phase commenced at the Oyu Tolgoi mine and clarify when you began depleting the capitalized costs related to the mine.

Response:

The Oyu Tolgoi mine has two related components in production at December 31, 2013. The disclosure in Note 8(b), reproduced below, relates specifically to the ore processing infrastructure (i.e., the concentrator plant).

On May 1, 2013, the Oyu Tolgoi mine’s ore processing infrastructure, including the concentrator, was in the condition and location necessary for its intended use. Therefore, on this date, costs associated with establishing and commissioning this infrastructure ceased being capitalized.

The second component of the Oyu Tolgoi mine is the open pit. The Company first extracted ore from the Oyu Tolgoi open pit in May 2012 with the removal of overburden and waste material which did not contain more than a de minimis amount of saleable mineral material. The production phase of the open pit began on January 1, 2013 upon extraction of ore with more than de minimis amounts of saleable minerals.

Capitalized costs related to the open pit were depleted on a units of production basis from May 2012 and included in the costs of the extracted ore.

Note 2(l) focuses on stripping costs which relate to the Company’s open pits at its two mines, Oyu Tolgoi and Ovoot Tolgoi. The Ovoot Tolgoi (SouthGobi Resources) open pit was also in production in 2013.

We will add the following disclosure to Note 8 in future filings:

On January 1, 2013, the open pit at the Oyu Tolgoi mine commenced the production phase upon extraction of ore with more than de minimus amounts of saleable mineral material. Therefore, on this date, costs associated with developing the mine’s open pit ceased being capitalized.

We will also modify the disclosure in Note 2(l) as indicated below:

Stripping costs incurred during the production phase of ~~an open pit mine~~ a mine’s open-pit are variable production costs that are included in the costs of inventory produced during the period that the stripping costs are incurred. The production phase of a mine or a mine’s open pit commences when saleable minerals are produced from an ore body, regardless of the level of production. However, the production phase does not commence with the removal of de minimis saleable mineral material that occurs in conjunction with the removal of overburden or waste material for the purpose of obtaining access to an ore body.

Note 12. Income Taxes, page 32

3.

Comment: We note your reconciliation of the (provision) recovery of income and capital taxes for continuing operations includes a significant item in the amount of $60.3 million identified as the “Non-taxable portion of gains and losses.” In order to provide investors with greater insight into this item that impacts your income tax provision, please expand your disclosure in future filings to discuss how the amount was determined and identify the significant components. Please provide draft disclosure to be included in future filings.

Response:

Future disclosure will be expanded as follows:

i.	The following will be modified in the income tax reconciliation table:

Non-taxable portion of the gain related to the sale of Altynalmas (a)

ii.	The following explanatory disclosure will be included as a footnote to the income tax reconciliation table:

(a)

The sale of Turquoise Hill’s interest in Altynalmas (a foreign corporate joint venture) resulted in an accounting gain of $231.9 million and a capital loss of $105.6 million for tax purposes in Canada. The tax provision on the accounting gain was fully offset by $60.3 million of previously unrecognized deferred tax assets arising from the Company’s share of past Altynalmas losses. A full valuation allowance was recognized for the capital loss which can be carried forward indefinitely.

In connection with responding to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact me at 604-648-3959.

Very truly yours,

/s/ Steeve Thibeault

Steeve Thibeault

Chief Financial Officer

Turquoise Hill Resources Ltd.

cc:	Myra Moorsariparambil, Craig Arakawa

            Securities and Exchange Commission

Edwin S. Maynard, Esq.

            Paul, Weiss, Rifkind, Wharton & Garrison LLP